Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc. and Schuler Holdings, Inc.
Commission File No.  333-48872



THE FOLLOWING IS A TRANSCRIPT OF AN INVESTOR CONFERENCE CALL HELD
NOVEMBER 1, 2000.



                               SCHULER HOMES, INC.

                             MODERATOR: JIM SCHULER
                                NOVEMBER 1, 2000
                                  2:00 P.M. CT



Operator: Good day, and welcome to the Schuler Homes third quarter earnings conference call. Today's call is being recorded.

         At this time, I would like to turn the conference over to Jim Schuler, President, CEO and Chairman of the Board of Schuler Homes. Please go ahead.

Jim Schuler: Good morning or good afternoon to those of you that are not in Hawaii. This is Jim Schuler, and Pam Jones is here today also. Welcome. Thank you for joining us today.

         We're very pleased to discuss with you -- I'll discuss with you our third quarter financial highlights. Once again, we had a very positive quarter. The highlight of our third quarter, however, was really our announcement of our pending merger with Western Pacific Housing, a private homebuilding company in California. They are basically the sixth largest homebuilder in California. We're very excited about that transaction, and we announced it on September the 12th, and we expect that transaction to be completed pending SEC approval in January of 2001.

         The majority of our divisions continued to enjoy strong sales price increases and a very strong housing market in their areas.

         At this time, I wish to turn the presentation over to Pam Jones, Senior Vice President and Chief Financial Officer, who will give the rest of the following presentation.

         Again, thank you for taking your time to join us today -- Pam.

Pam Jones:  Good afternoon. For those of you who are hearing about Schuler
         Homes for the first time, we are a diversified Western U.S. builder with operations in Colorado, Washington, Oregon, Northern California, Arizona and Hawaii.

         As disclosed previously in our release and conference call associated with the announcement of our pending merger with Western Pacific Housing, we recognized during this quarter a non-cash after-tax write-down to our long term land positions in Hawaii. Historically we have owned a longer supply of land in Hawaii than in any of our other markets. In our mainland U.S. markets, we typically own a two- to three-year supply of land and control through option arrangements a four to six year supply.

         This write-down taken during the third quarter of 2000 has the affect of significantly reducing the future risk associated with the longer term land positions in Hawaii. We continue to see positive indicators that Hawaii's economy is showing signs of recovery. According to a report issued by Prudential Locations Real Estate Sales and Research, annual employment this year has increased by 1.8 percent in Hawaii, led by a seven-percent jump in construction jobs. The resell market continues to report gains and as a result, we are adding small new projects on the islands of Oahu, Maui, Kauai and the big island to complement our existing projects in Hawaii.

         As you can see from our earnings release, excluding the impact of the Fas 121 write-down to the longer-term land positions in Hawaii, we had a very successful quarter. Over the past year, excluding this charge, the company has earned an after-tax return on stockholders' equity of close to 20 percent. Revenues during the third quarter of 2000 increased 25 percent from 128.3 million in the third quarter of 1999 to
         160.4 million in the third quarter of 2000, which gets the company to close to half a billion in revenues for the first nine months of 2000, which is pretty close to what we made for the entire calendar year of 1999.

         While revenues increased by 25 percent, gross profit margins before SG&A increased 54 percent. Operating profits, excluding the Fas 121 charge, increased 85.6 percent and pretax income increased 70.8 percent. This reflects the margin expansion that is being experienced by the company. Gross profit margins were 24.8 percent in this last quarter, compared with 20 percent a year ago. EBITDA margins during this third quarter of 2000 were 16.4 percent, compared to 13.6 percent in the third quarter of 1999. Operating margins were 12.8 percent this quarter compared to 8.6 percent a year ago and pretax margin, excluding the Fas 121 charge, pre-tax margins this quarter were 11.6 percent compared to 8.5 percent a year ago.

         Sales price increases in our Colorado and Northern California market were the main contributors to this margin expansion. Average sales prices of homes closed in Colorado increased from around 181,000 a year ago to 208,000 during the third quarter of 2000. And in Northern California, the average sales price increased from 255,000 to 327,000.

         Some of this increase is the result of mix, and a lot of it is due to market strength. For the total company, average sales prices increased from 202,000 during the third quarter of '99 to 226,000 during this recently announced third quarter of 2000.

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         While it would be overly optimistic to assume that we would continue to maintain these extremely high margins that happen to be at the very high end of the industry, we are encouraged by the evidence of continued strength in the majority of our housing markets.

         SG&A ran at about 11.9 percent of revenues during the third quarter of 2000 compared to 11.3 percent last year. The increase in the percentage reflects our bonus pool structure where employees are rewarded more for higher margins and higher returns on investment.

         While the 241.8 million in aggregate sales value of backlog as of September 30, 2000 is up by 11.5 percent from a year ago, the 976 homes in backlog at September 30, 2000 is lower than the 1,032 homes in backlog as of September 30, '99. This is primarily a result of having nine active projects currently in our Colorado division as compared to 13 active projects a year ago. We have effectively sold out of a number of projects sooner than anticipated due to the strong demand that we have experienced in our projects in that market. So we're currently developing a number of sites to bring on new active projects in the near future, and we are working to have 15 active projects open in that division a year from now.

         As of September 30, 2000, debt net of cash balances totaled 250.3 million. This represents a debt to total cap ratio of approximately 54 percent, which is consistent with the company's target of 50 to 55 percent, even after the impact of the land write-down. At September 30, the company had significant availability under its line of credit with approximately 86.6 million outstanding on its 170 million unsecured revolving line of credit.

         And finally, as Jim mentioned, we are working closely with Western Pacific to close the merger by early 2001. We have filed the S-4 and preliminary proxy with the SEC, and we urge all of you to review that information.

         I would also like to take a moment to note that during this conference call, Jim and I are making statements that may be forward-looking in nature, and that those statements do involve risks and uncertainties and other factors that would cause actual results to differ materially from those which are anticipated. We urge all of you to review our Forms 10-Q, 10-K and any other filings with the SEC for further discussion of these and other risks and uncertainties that apply to our business.

         At this point in time, I would like to open the conference call up for questions.

Operator:  Thank you, Ms. Jones.

         The question-and-answer session will be conducted electronically today. If you would like to ask a question, press the star or asterisk key, followed by the digit one, on your telephone keypad. We will proceed in the order that you signal us, and we'll take as many questions as time permits. Once again to ask a question, press star, one.

         We will pause a moment to assemble our roster.

         Our first question comes from Michael Kender with Salomon Smith Barney.

Michael Kender: Yes, a couple of follow up questions -- the first one was on the bank facility, ...

Pam Jones:  Yeah.

Michael Kender: ... it's 170 million total facility and you had 86 million outstanding. Should we assume that that net amount is fully available or are there some other constraints on that?

Pam Jones:  Yes, actually we do have a debt to tangible net worth constraint.
         And at this point in time, about 160 million is available on the 170 million line of credit.

Michael Kender: OK. And you talked about, you know, subdivision availability being an issue in Colorado. You know, could you talk about your, you know, land situation in some of the West Coast states -- Washington, Oregon, California -- and any issues there?

Pam Jones: Sure, I think that, you know, one of the things to note is that really what we are experiencing currently in Colorado really relates to the fact that the sales rates have just been so much higher than anticipated. And we do have currently under control either owned or under option about 6,400 or 6,500 lots in Colorado. So we feel pretty comfortable with our supply. And the key there is just to get those lots developed down and out in front of us.

Michael Kender: So basically it's just a timing bubble that you'll have temporarily?

Pam Jones:  That's right.

Michael Kender: OK. And about the other -- the other markets? Could you just comment on them briefly?

Pam Jones: Sure. You know at this point in time we feel pretty comfortable with our land supply in the other markets. The markets where we've continued to see some real strength we're spending most of our time in finding land to put under control, you know, optimally through options and then, if necessary, through purchases.

         And those markets would include the Northern California market, the Washington market. We're also, as you know, growing our Arizona market and then as a result of some of the improvements that we've seen in the Hawaii market, we are looking at some small pieces of ground to complement what we currently have.

         Our current supply of lots throughout the company owned or controlled as of September 30th is 17,902 lots. And if you were to break that down by division what you would see to be pretty consistent is that we own about a two to three year supply and that we're controlling somewhere between a five to six year supply in each one of our markets.

Michael Kender:  OK, great. Thank you.

Operator:  Next we will hear from Nate Hudson with Bank of America Securities.

Nate Hudson:  Hi. Great quarter.

         A couple of questions -- first, just a couple of data points. Could you give us the inventory balance at the end of the quarter and then the orders for this quarter and the prior year quarter?

Pam Jones: Sure -- and I think you can get to the order information obviously by calculating it off of the backlog information last quarter and the backlog information this quarter. But I'll be happy to give that to you.

         To start with, the inventory information -- as of the end of September, total inventories were 458 -- well, actually 459 million. And our orders for this quarter throughout the entire company were totaled
         708 orders, and that compares to 750 orders a year ago. Year-to-date, our orders totaled 2,327 units, compared to 2,262 units a year ago.

Nate Hudson: OK. And a couple of other points: Could you just give us an update on where your Arizona operations stand at this point? When do you expect to start booking sales and revenues in that division?

Jim Schuler:  I can answer that question.

         As you know, Arizona division just started in January of this year. And as such, any division takes, at least in most cases, a full year before you're going to see any major closings or revenues from that division. They currently have one, two -- well, they currently have four projects -- active projects that they're working on in various stages of construction. They expect -- we're not expecting any closings out of them this year, maybe one or two at the most, but basically they will start closings in the first quarter of 2001 out of one, two -- I think, three projects.

         They have a pretty good -- they have a pretty good supply of lots there, as you know, under control. And again, the key here is control versus owned. But currently, Arizona has in excess of 1,000 lots that they either own or control, and -- so they've got a pretty good position -- land position going forward.

Nate Hudson:  Great.

         And then -- lastly, I guess just for the next quarter or two quarters, can you give us some sense as to what you expect for gross margins? Is there any reason to think it's going to be much different from this quarter or are the prices you have in backlog, you know, pretty much the same as what you booked this quarter?

Pam Jones:  Yeah, I think this quarter was extraordinary in terms of margins.
         And I think that at this point, it would be overly optimistic to assume that we would achieve those same margins in the next quarter. I would expect them to come down a little bit in the next couple of quarters.

Nate Hudson: OK. Are you continuing to raise your selling prices, or have you kind of reached a point where you can't go too much further?

Jim Schuler: Well, you know it depends on the division because, you know, every market is a little bit different. We are in California just because of the strength of that market. In California, we are continuing to be able to see price increases -- sales price increases.

         Colorado, we think that we've had very strong sales prices this year. We're not sure if that's going to continue into next year, you know. Unfortunately, everybody has always forecasted a five or 10 percent slowdown in these markets, Colorado, over the last two or three years and it's never happened. I guess they'll keep forecasting it until finally it does happen, and they'll say see I was right.

         But we're seeing extremely strong sales in the California and the Colorado and Washington market. As to whether or not we will see the same price increases, that's pretty hard to predict at this point.

Nate Hudson:  All right, thanks very much.

Jim Schuler:  Sure.

Operator:  Ken Bann with Jefferies has our next question.

Ken Bann:  Good afternoon and congratulations on a great quarter.

Pam Jones:  Hi, Ken.

Jim Schuler:  Thank you.

Ken Bann: These gross margins are some of the best I've seen. Obviously it's an average, so in what markets were you having just huge gross margins?

Pam Jones: You could probably anticipate the answer to that question, but I would say that our Colorado division is clearly posting margins that are higher than any other division. And then if you were to look at our other divisions or our other markets that we operate in, some of the other higher margins are being achieved in Northern California. And then we've also seen some margin expansion in our Washington division and our Hawaii division.

Ken Bann: In Colorado, is there -- was there a lot of improvement because you were closing out some older projects, where you were selling the last bits at a -- you know, very high price compared to the land cost? Or was it just the overall increase in housing prices out there?

Pam Jones: It's a combination of both of those things. We are clearly benefiting in Colorado from closing homes on land that was purchased a few years ago. And the ability to purchase land today at prices comparable to, you know, the land that is effectively producing these margins is pretty unlikely. We have seen some increases in land costs, obviously in all of our markets, that have been strong. And so I think that to the extent that we're not able to continue to increase sales prices, I don't think that we'll see the same type of high margins coming out of that Colorado division in the future.

Ken Bann: Can you give us any idea as to how much of an increase there has been in land costs compared to say the -- what you expect to achieve on a home sales going forward versus what you just achieved?

Pam Jones: Yeah, you know we have over the last year been able to increase sales prices in Colorado to -- at least to the extent that we've seen an increase in land prices and any construction costs. I think whether or not we'll be able to do that in the future is really dependent on the market dynamics in Colorado.

Ken Bann:  OK, thank you.

Jim Schuler:  Sure.

Operator: Once again, if you would like to ask a question today, press star, one.

         We will now hear from Phil Smith with Franklin Advisor Securities.

Bruce (Bockner):  Hi, actually this is Bruce (Bockner) at Franklin.

Pam Jones:  Hi, Bruce.

Bruce (Bockner):  Hi, how are you doing?

Pam Jones:  Good, how are you?

Bruce (Bockner):  Good, thanks.

         Can you -- can you characterize the land position at Western Pacific Housing in terms of how long they've held the land and how much of the carrying cost is capitalized charges?

Pam Jones: Not at this point -- no. There's quite a bit of information in the S-4 that relates to the financial position of Western Pacific. And I would -- I would just point you in that direction in terms of getting some more clear and concise ...

Bruce (Bockner):  Is that information in there?

Pam Jones: There is information related to their inventories and interest costs that have been capitalized -- the same information that you would typically see in financial statements for homebuilders.

Bruce (Bockner):  OK, and getting back to the non-cash charge, ...

Pam Jones:  Yes.

Bruce (Bockner):  ... you mentioned that reduces the risk of future losses.
         I think that's what you said.

Pam Jones: By taking the write-down what we've effectively done is reduce, to a large extent, the risk associated with longer term land position that we have in Hawaii. As you know, there is always a risk associated with holding long-term land positions and the risk really relates to fluctuations and market prices. And so by effectively taking the write-down now, we've reduced or minimized that risk going forward.

Bruce (Bockner): Does that mean you reduce the risk of having to take the write-down later? Or does that mean it frees you to dispose of the land and reduce the risk of further loss? How -- I don't quite follow.

Pam Jones: Well, there is a risk -- there is a risk associated with fluctuations and market values to holding long-term land position.

Bruce (Bockner):  But you're still holding it, aren't you?

Pam Jones: We own the land now. We are looking to divest ourselves of some of those longer-term land positions, especially where we have a concentration of lots. And so by taking the write-down now, then it reduces the risk of taking an additional write-down in the future to the extent that there is future changes in the market prices.

Operator:  Mr. Smith, do you have anything further?

Bruce (Bockner):  No. That's it. Thank you.

Jim Schuler:  Thanks, Bruce.

Bruce (Bockner):  OK, thanks.

Operator:  Our next question comes from Tim Somers with Financial Management
         Advisors.

Tim Somers:  Well, congratulations.

         And just a couple of minor items -- wondering if you can give some numbers as far as the depreciation and amortization, for one; the interest expense, which I assume is in the other expense item; and then finally, the interest amortized to cost of goods?

Pam Jones: Sure. For the third quarter in getting to the EBITDA numbers, total financing cost expense through cost of sales were 4.4 million. Financing cost expense currently were 1.5 million. And the rest of the add-back relates to depreciation and amortization.

Tim Somers:  Terrific. Thanks, again.

Pam Jones:  Thank you.

Operator: As a final reminder, if you would like to ask a question, press star, one, on your telephone keypad.

         We will now hear from John Stanley with UBS Warburg.

John Stanley:  Hey, Jim. Hey, Pam.

Pam Jones:  Hi, John.

Jim Schuler:  John.

John Stanley: ((inaudible)) don't you love having to do these conference calls now with the new disclosure rules?

Pam Jones:  Well, it just means being on the phone once, possibly.

John Stanley:  Yeah, you bet, you wish.

         A couple of questions -- one, on the cost side of the gross margin to what extent were the I guess pretty well publicized plunges in lumber and wallboard a factor or is that still working its way through the pipeline and can act as somewhat of a cushion against any kind of negative mix shifts you see into the next couple of quarters?

Jim Schuler: That's a good question, John. And of course, you know, you've -- we've seen a dramatic drop in lumber prices in the last six to nine -- actually six to seven months. Lumber and plywood has come down substantially. That has helped to a degree to offset some of the labor-cost prices we're seeing. We're seeing more labor price increases than we are material price increase. I think wallboard and concrete have stabilized at this point. There seems to be a ready supply available to us.

         The one area we're having trouble is getting windows, believe it or not. We seem to have a shortage of window manufacturers out there. But what we're seeing in our real strong housing markets -- and this primarily relates to Colorado and California. California is probably hit harder than anybody else because they were -- they were, of course -- the market was down there for so many years and a lot of their trades left California and went to other states and haven't returned. And as a result, the trades that are there have so much work that they -- that we're seeing labor price increases in California.

         And the lumber prices have offset that a little bit, but I think all the builders are seeing their construction costs increase. I don't know exactly what percentage it would be this year over last year. And I think that'll continue for a while, because we don't see the labor market improving but yet we see the housing market in California continuing to be every bit as strong as it has been this last year and the shortage of available houses to the marketplace.

John Stanley: The other question is on the Western Pacific deal. I don't know what more you can say but you gave a presentation a while back when that was first announced with respect to, you know, what kind of impact you thought it would have roughly on your results kind of on a -- you know, once you finally get the thing closed and a full year basis. Any change in those thoughts in terms of what you think that could contribute in the first full fiscal the deal is in place?

Pam Jones: Not at this point. We really haven't changed our outlook. I think that given that the timing of the closing of the transaction, will impact the outlook, it probably makes sense to address the outlook when we have a better idea as to the actual closing timeframe. And the closing of the transaction is primarily just dependent on the length of the SEC review.

John Stanley:  Yeah, good luck in that regard. Thank you.

Jim Schuler:  Thanks, John.

Pam Jones:  (All right).

Operator:  We will now turn to John DesSauer with Credit Suisse Asset
         Management.

John DesSauer:  Hi, how are you?

         Just a couple of questions -- in terms of the Colorado and California markets, your sales -- the -- what's the percentage cost of land in the sales price of a current new home sale?

Pam Jones:  Well, you know, it really varies depending on the product type.
         In Colorado, we primarily build homes that are sold to either the first-time buyer or the first-time move up buyer. And for the most part there's a lot of consistency in the type of product that we are building in Colorado.

         California, however, is very different because the type of product is very specific to the pieces of ground that we're actually able to gain access to. And so you'll see a pretty wide range of land costs relative to sales prices depending on the product type that's being offered.

John DesSauer: I guess just in California then -- I mean, I'm sorry, Colorado, if it's more homogenous, what would you say 30 percent? What would be a good metric for that?

Pam Jones: And you know, that's information that from a competitive standpoint is pretty confidential.

John DesSauer:  OK.

Pam Jones: We like to think that we're better at buying land than anyone else in Colorado because of the long-term relationships that we have there and the fact that our division there has been operating in that market for over 40 years. And so we prefer not to share that information with our competitors.

John DesSauer: OK, fair enough. In terms of the Western Pacific merger have you ((inaudible)) it's -- (just a very general standpoint) or outlook for how you're going to do that in terms of divisions, personnel, to be two parallel operations for a time, a gradual transition, or what's just the general outlook there?

Pam Jones: Yeah, you know this is one of the things that we had covered on our conference call in September when we announced the transaction. And one of the -- one of the many benefits that we see to this transaction is that there is not a lot of overlap in terms of personnel and divisions. And we do -- we have been working very closely, obviously, with the Western Pacific management teams since the beginning of our negotiations for the transaction and then, obviously, post announcement of the transaction and getting the S-4 filed in.

         We have already benefited from a very strong working relationship with them. And our goal is to integrate the companies and not to operate as two separate companies. I think it's important in a merger that you do just that, you create one stronger company off of two very strong companies. And I think that the view and the cultures in the two companies are consistent with that goal. And that's -- that together we'll be a stronger company than we are separately.

John DesSauer:  OK, great. Thanks a lot.

Operator: We'll now take a follow-up question from John Stanley with UBS Warburg.

John Stanley: Hey, Pam, in the spirit of full disclosure can you start putting your orders in there so I don't have to work so hard to (LAUGHTER).

         But the specific question that I know I can work back into this if I pull all the data out -- but I presume your orders were down principally because of Colorado, but do you have breakout of your orders between Colorado and the rest of the company?

Pam Jones: Yes, we do and you're correct. That is primarily the reason for the orders being down is that the orders in Colorado were down from last year. The total net orders for this quarter were 311 in Colorado, compared to net orders during the same quarter last year of 394.

         The only other divisions where we have seen orders down are in our Oregon division, which we have commented on historically that that market, has experienced a bit of a slowdown. We're not adding any new projects in that division. And so the order rate in Oregon actually on a per project basis has not declined but we are reducing the number of projects that we have in that market until we see some real improvement in that market.

John Stanley:  Terrific. Thank you.

Operator:  It appears we have no further questions at this time.

         Mr. Schuler, I will turn the conference back over to you for any additional or closing remarks.

Jim Schuler:  Thank you very much.

         Again, I want to state that we -- we're very glad everybody joined us. We sincerely appreciate you taking your time to be on this conference call and listen to our presentation. We had a great quarter, we've got, you know, a very strong future here in front of us in all of our markets.

         And I appreciate you being with us today. Thank you very much.
         Goodbye.

Operator: That concludes today's teleconference. Thank you for your participation.

                                *****************

         Certain statements in this transcript may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

         In connection with the proposed merger of Schuler Homes and Western Pacific, a Registration Statement has been filed with the Securities and Exchange Commission, and a preliminary Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also may be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

         Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones, (808) 521-5661.

                                       END

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